ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 7, 2007

YOU ARE HEREBY NOTIFIED that the Annual General Meeting of Shareholders (the ‘‘Meeting’’) of Asia Pacific Wire & Cable Corporation Limited (the ‘‘Company’’) pursuant to an Order of Sanction given under Section 72(2) of the Companies Act, 1981, will be held at the principal executive offices of the Company, located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC, on September 7, 2007 at 10:00 p.m. (Taipei time) / 10:00 a.m. (New York time) for the following purposes:

1.    To read and approve the written record of the last Annual General Meeting of the Shareholders held on December 16, 2004;

2.    To approve the reappointment of Ernst & Young LLP as independent auditors for the fiscal year ended December 31, 2004;

3.    To approve the appointment of Moores Rowland Singapore as the independent auditors for the current fiscal year and the fiscal years ended December 31, 2005 and 2006;

4.    To set the number of members of the Board of Directors at ten (10) members;

5.    To elect eight (8) members of the Board of Directors, each for a term ending on the date of the next Annual General Meeting of the Shareholders;

6.    To approve an amendment and restatement of the Bye-Laws of the Company;

7.    To approve the compensation to be paid to the Directors;

8.    To adjourn the meeting with regard to the laying before the Shareholders of the financial statements of the Company and auditor reports; and

9.    To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

In addition, during the Meeting, there will be a report by management on certain unaudited financial results of the Company for fiscal year 2006 and the first six months of 2007.

Shareholders of record as of the close of business on August 3, 2007 are entitled to notice of and to vote, in person or by a duly-executed and timely-delivered proxy, at the Meeting or any adjournments or postponements thereof. Enclosed is a proxy statement that contains more information about these items and the Meeting and a proxy card for registering votes.

Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing into the Meeting on one of the following numbers:

US domestic Callers: 800.926.4425

Callers from outside the United States: 212.231.2910

Upon calling into the Meeting, the conference call operator will request your name and the number of shares of the Company that you own. Thereafter, you will be joined to the Meeting along with other shareholder participants.

BY ORDER of the Directors
/s/ Appleby Corporate Services (Bermuda) Ltd. Bermuda Resident Assistant Secretary

Dated: August 9, 2007